UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Statera Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-0077155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2580 East Harmony Road, Suite 316 Fort Collins, CO 80528	80528
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series B Preferred Stock, par value $0.005 per share
(Title of class)

Item 1.	Description of Registrant’s Securities To Be Registered.

On January 26, 2023, the board of directors (the “Board”) of Statera Biopharma, Inc. (the “Company”) declared a dividend of one one-thousandth of a share of Series B Preferred Stock, par value $0.005 per share (“Series B Preferred Stock”), for each outstanding share of the Company’s common stock, par value $0.005 per share (“Common Stock”) to stockholders of record at 5:00 p.m. Eastern Time on February 1, 2023 (the “Record Date”).

The preferences, rights, limitations and other matters relating to the Series B Preferred Stock are set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock (the “Certificate of Designation”).

General; Transferability. Shares of Series B Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series B Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandths (1/1,000ths) of a share of Series B Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights. Each share of Series B Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series B Preferred Stock will have a ratable number of votes). Thus, each one-thousandth of a share of Series B Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series B Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal to adopt an amendment to the Company’s restated certificate of incorporation, as amended (the “Certificate of Incorporation”), to increase the number of authorized shares of Common Stock from 150,000,000 shares to 250,000,000 shares and to reflect a corresponding increase in the total number of shares the Corporation is authorized to issue from 151,000,000 shares to 251,000,000 shares (the “Authorized Share Increase”), (2) any proposal to adopt an amendment to the Certificate of Incorporation to effect a reverse stock split at a ratio of not less than 1-for-10 and not greater than 1-for-300, with the exact ratio, if approved and effected at all, to be set within that range at the discretion of the Board and publicly announced by the Company on or before March 11, 2024 without further approval or authorization of the stockholders (the “Reverse Stock Split”), and (3) any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Authorized Share Increase and the Reverse Stock Split (the “Adjournment Proposal”). The Series B Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Delaware General Corporation Law.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Authorized Share Increase, the Reverse Stock Split or the Adjournment Proposal, the vote of each share of Series B Preferred Stock (or fraction thereof) entitled to vote on the Authorized Share Increase, the Reverse Stock Split and the Adjournment Proposal brought before any meeting of stockholders held to vote on such matters shall be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series B Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Authorized Share Increase, the Reverse Stock Split and the Adjournment Proposal, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series B Preferred Stock (or fraction thereof) held by such holder. Holders of Series B Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series B Preferred Stock on the Authorized Share Increase, the Reverse Stock Split or the Adjournment Proposal brought before any meeting of stockholders held to vote on such matters.

Dividend Rights. The holders of Series B Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series B Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series B Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.005 per outstanding share of Series B Preferred Stock.

Redemption. All shares of Series B Preferred Stock that are not voted by duly returning a proxy card prior to the opening of any meeting of stockholders held to vote on the Authorized Share Increase, the Reverse Stock Split and the Adjournment Proposal will automatically be redeemed in whole, but not in part, by the Company as of immediately prior to the opening of such meeting (the “Initial Redemption Time”) without further action on the part of the Company or the holder of shares of Series B Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series B Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, automatically upon the approval by the Corporation’s stockholders of the Authorized Share Increase and the Reverse Stock Split at any meeting of stockholders held for the purpose of voting on such proposals. Notwithstanding the foregoing, the Board may, in its sole discretion and at any time, order redemption of all, but not part, of the outstanding shares of Series B Preferred Stock by delivering written notice of redemption to each holder of record of outstanding shares of Series B Preferred Stock not less than two (2) days prior to the redemption date specified in such notice.

Each share of Series B Preferred Stock redeemed in any redemption described above will be redeemed in consideration for the right to receive an amount equal to $0.005 in cash for each whole share of Series B Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined in the Certificate of Designation) thereof as of immediately prior to the applicable redemption time and redeemed pursuant to such redemption. However, the redemption consideration in respect of the shares of Series B Preferred Stock (or fractions thereof) redeemed in any redemption described above: (i) will entitle the former beneficial owners of less than two whole shares of Series B Preferred Stock redeemed in any redemption to no cash payment in respect thereof and (y) will, in the case of a former beneficial owner of a number of shares of Series B Preferred Stock (or fractions thereof) redeemed pursuant to any redemption that is not equal to a whole number that is a multiple of two, entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of two (such, that for example, the former beneficial owner of 21.5 shares of Series B Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of Series B Preferred Stock redeemed pursuant to such redemption).

Miscellaneous. The distribution of the Series B Preferred Stock is not expected to be taxable to stockholders or to the Company. However, stockholders may, depending upon the circumstances, recognize taxable income in the event of the redemption of the Series B Preferred Stock as described above. The Series B Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund. The Series B Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

* * * * *

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock of the Company, dated January 31, 2023.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Statera Biopharma, Inc.

Date: February 1, 2023	By:	/s/ Michael K. Handley
	Name:	Michael K. Handley
	Title:	Chief Executive Officer